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                                                      File No. 70-9041


                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549


                              AMENDMENT NO. 1

                                    TO


                        APPLICATION OR DECLARATION


                                   UNDER


              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       ALLEGHENY POWER SYSTEM, INC.
                           10435 DOWNSVILLE PIKE
                           HAGERSTOWN, MD 21740



      (Name of company or companies filing this statement and addresses of principal executive offices)


                       Allegheny Power System, Inc.



      (Name of top registered holding company parent of each applicant or declarant)

                        Thomas K. Henderson, Esq.
                        Vice President
                        Allegheny Power System, Inc.
                        10435 Downsville Pike
                        Hagerstown, MD  21740




            (Name and address of agent for service)

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      1.    Applicant hereby amends Item 1, Description of
Transaction, by adding the following to the end thereof:

                          Compliance with Rule 54

            Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization of earnings of any subsidiary which an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.

            Rule 53(a)(1). APS has an indirect subsidiary (AYP Energy, Inc.) that is an EWG. As of March 30, 1997, APS, through its subsidiary, AYP Capital, Inc. had invested $24,000,000 in AYP Energy, Inc. This investment represents less than 2% of $995,000,000 the average of the consolidated retained earnings of APS reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1997.

            Rule 53(a)(2). AYP Energy, Inc. will maintain books and records and make available the books and records required by Rule 53(a)(2).

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            Rule 53(a)(3).  No more than 2% of the employees of
the public utility subsidiaries of APS will, at any one time, directly or indirectly, render services to AYP Energy, Inc.

            Rule 53(a)(4). APS will submit a copy of Item 9 and Exhibits G and H of APS' Form U5S to each of the public service commissions having jurisdiction over the retail rates of its public utility subsidiaries.

            Rule 53(b). (i) Neither APS nor any subsidiary of APS is the subject of any pending bankruptcy or similar proceeding; (ii) APS' average consolidated retained earnings for the four most recent quarterly periods ($995,000,000) represented an increase of approximately $18,000,000 (or 2%) in the average consolidated retained earnings from the previous four quarterly periods ($977,000,000); and (iii) for the twelve months ended March 31, 1997, there were no losses attributable to APS' investments in AYP Capital, Inc. other than $5,505,000 in preliminary development and start-up costs.

            Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

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                                 SIGNATURE


            Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    ALLEGHENY POWER SYSTEM, INC.


                                    By: /s/ Carol G. Russ
                                            Carol G. Russ
                                                Counsel

Dated:  June 3, 1997



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